Exhibit 99.1

WiMi Hologram Cloud Inc. Announces Unaudited Financial Results of First Half Year of 2020

BEIJING, September 19, 2020 - WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading holographic augmented reality (“AR”) application platform in China, today announced its unaudited financial results for the six months ended June 30, 2020.

Financial Highlights for the Six months ended June 30, 2020

●	Total revenues were RMB 170.8 million (USD 24.1 million) for the six months ended June 30, 2020, representing an increase of 7.8% compared with the total revenues of RMB 158.5 million for the six months ended June 30, 2019.

●	Gross profit was RMB 52.8 million (USD 7.5 million) for the six months ended June 30, 2020, compared with our gross profit of RMB 108.0 million for the six months ended June 30, 2019.

●	Gross margin was 30.9% for the six months ended June 30, 2020, compared with a gross margin of 68.2% for the six months ended June 30, 2019.

●	Income from operations was RMB 21.2 million (USD 3.0 million) for the six months ended June 30, 2020, compared with income from operations of RMB 84.3 million for the six months ended June 30, 2019.

●	Net income was RMB 22.9 million (USD 3.2 million) for the six months ended June 30, 2020, compared with net income of RMB 79. 3 million for the six months ended June 30, 2019.

Fanhua Meng, the Chief Executive Officer of the Company, commented: “Despite the extraordinary challenge caused by the global pandemic during the first half of 2020, the Company was able to expand its holographic AR business, increase its customer base, and take advantage of the rapidly increasing demand of Internet short videos. The operating revenues of the Company increased by approximately 7.8% in the first half of 2020, compared with the same period in 2019. We are also pleased to have completed our follow-on offering of 7,560,000 American Depository Shares (“ADSs”), at the price of US$8.18 per ADS, despite the volatile market. As Chinese economic activities appear to have rebounded from the pandemic earlier than other countries, we are confident that the Company can sustain its growth in the second half of 2020.”

Impact of COVID-19

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China and around the world. Due to the rapid spread of the COVID-19 pandemic in China in the first half of 2020, and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected. Potential impact to our results of operations for the remainder of 2020 will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control. There is no guarantee that our revenues will grow or remain at a similar level in the remainder of 2020.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but not limited to, the following:

●	We temporally closed our offices and implemented work from home policy in February 2020, as required by relevant PRC regulatory authorities. Since March 16, 2020, our offices have reopened and have been fully operational.

●	Due to the nature of our business, the impact of the closure on our operational capabilities was not significant, as most of our work force continued working offsite during such closure.

●	Our customers were negatively impacted by the outbreak and reduced their budgets for online advertising and marketing in 2020. As a result, our gross profit and net income of the first half of 2020 were negatively impacted. However, to date, none of our customers have terminated contracts with us.

●	The situation may worsen if the COVID-19 outbreak continues, and our customers may request additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We have not experienced significant collection issues so far. We will continue to closely monitor our collections throughout 2020.

Recent Development

On March 31, 2020, we completed our initial public offering (“IPO”) of 4,750,000 ADSs at a public offering price of US$5.50 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value US$0.0001 per share, resulting in net proceeds of approximately US$23.1 million, after deducting underwriting commission and other expenses. Our ADSs began trading on The Nasdaq Global Market on April 1, 2020 under the symbol “WIMI”.

On May 24, 2020, we, through our Hong Kong subsidiary WiMi Hologram Cloud Limited, or WiMi HK, entered into an agreement to set up a joint venture to develop our business and the relevant applications of holographic 3D vision in the semiconductor industry. We believe that the establishment of the joint venture is conducive to the expansion of the semiconductor industry and the rapid integration of market resources. Furthermore, it could facilitate our strategies of extending the holographic 3D vision software from the application layer to the chip field and combining software and hardware through the holographic 3D vision software solution, namely, the strategic derivative upgrade to the semiconductor industry.

Our 2020 Equity Incentive Plan (the “2020 Plan”) was adopted by our board of directors on June 6, 2020 and approved by our shareholders in our general annual meeting on July 10, 2020. 17,500,000 Class B ordinary shares, par value US$0.0001 per share, have been reserved for the grant of share-based awards under the 2020 Plan. In August and September 2020, our board of directors approved to grant in aggregate 16,034,120 restricted shares to our directors, officers, key employees and advisors.

On July 27, 2020, we completed our follow-on public offering of 7,560,000 ADSs at the price of US$8.18 per ADS, each representing two of Class B ordinary shares, par value US$0.0001 per share, resulting in net proceeds to us of approximately US$57.8 million, after deducting underwriting commission and other expenses.

On August 4, 2020, we established a wholly-owned subsidiary, Lixin Technology Co., Ltd. (“Lixin Technology”) with an initial registered capital of RMB200 million (USD 28.2 million), to accelerate development of our holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology will also leverage our related patents and copyrights to develop semiconductor products and sell such products to customers across the broader holographic ecosystem. Lixin Technology will focus on a new upstream business in the domestic smart product market, and research, development and sales of semiconductor chips to further enhance our competitiveness.

Results of Operations - Six months ended June 30, 2020 Compared to Six months ended June 30, 2019

Revenues

Our total revenues increased by approximately RMB 12.4 million, or 7.8%, from approximately RMB 158.5 million for the six months ended June 30, 2019 to approximately RMB 170.8 million (USD 24.1 million) for the six months ended June 30, 2020, due to an increase of approximately RMB 24.2 million (USD 3.4 million) in AR advertising revenues, which was partially offset by a decrease of approximately RMB 11.8 million (USD 1.7 million) in AR entertainment revenues.

Our AR advertising revenues increased by approximately RMB 24.2 million, or 18.4%, from approximately RMB 131.6 million for the six months ended June 30, 2019 to approximately RMB 155.8 million (USD 22.0 million) for the six months ended June 30, 2020. The increase was primarily attributable to the increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased by 44, from 131 for the six months ended June 30, 2019 to 175 for the six months ended June 30, 2020. Average revenue per customer for AR advertising services decreased from approximately RMB 1.0 million for the six months ended June 30, 2019 to approximately RMB 0.9 million for the six months ended June 30, 2020. The decrease in average revenue was due to lower price on our AR advertising services in order to retain customers, as they reduced their budgets on online advertising and marketing as a result of the COVID-19 pandemic. The number of paid impressions through our AR advertising increased by 65.3% from approximately 4.9 billion in the six months ended June 30, 2019 to approximately 8.1 billion in the six months ended June 30, 2020 primarily due to an increase in the number of advertisers and the launch of our advertising services in the short form mobile streaming market, where we derived approximately 33.4% of our AR advertising revenues. Prior to May 2019, most of our AR advertising revenues were from more traditional desktop markets.

Our AR entertainment revenues decreased by approximately RMB 11.8 million, or 44.1%, from approximately RMB 26.8 million for the six months ended June 30, 2019 to approximately RMB 15.0 million (USD 2.1 million) for the six months ended June 30, 2020. The decrease in AR entertainment revenues was primarily attributable to a decrease in mobile games and SDK payment channel services fee revenues recognized in the six months ended June 30, 2020. The decrease in SDK payment revenues was due to competition as payment channels are now dominated by a few tech Companies. The decrease in mobile games was primarily caused by reduced revenues related to AR games, where part of the appeal of AR games is to enhance real world objects and scenes with digital content and players are able to interact in real time, and the outbreak of the COVID-19 reduced the augmented reality applications of the scene. As a result, revenues generated from the games and related payments decreased for the six months ended June 30, 2020 compared to same period of 2019.

Cost of Revenues

Our total cost of revenues increased by approximately RMB 67.6 million, or 134.0%, from approximately RMB 50.4 million for the six months ended June 30, 2019 to approximately RMB 118.0 million (USD 16.7 million) for the six months ended June 30, 2020.

Our cost of revenues for AR advertising services increased by approximately RMB 66.2 million, or 136.1%, from approximately RMB 48.6 million for the six months ended June 30, 2019 to approximately RMB 114.8 million (USD 16.2 million) for the six months ended June 30, 2020. Starting in the second half of 2019, we started to provide AR advertising services in short form mobile video streaming market, which accounted for 37.7% of our AR advertising cost of revenues for the six months ended June 30, 2020. Due to the nature of the medium, fewer ads can be placed on a short video based on current technology. In addition, since the market was dominated by a few major channel providers, the average cost of revenue of AR advertising services from short video streaming market was relatively higher, compared with that of other AR advertising channels from desktop applications.

Our cost of revenues for AR entertainment increased by approximately RMB 1.4 million, or 76.9%, from approximately RMB 1.8 million for the six months ended June 30, 2019 to approximately RMB 3.2 million (USD 0.5 million) for the six months ended June 30, 2020.

Gross Profit

Our gross profit decreased by approximately RMB 55.2 million, from approximately RMB 108.0 million for the six months ended June 30, 2019 to approximately RMB 52.8 million (USD 7.5 million) during the six months ended June 30, 2020. For the six months ended June 30, 2019 and 2020, our overall gross margin was 68.2% and 30.9%, respectively.

Our gross margin for AR advertising services decreased from 63.1% for the six months ended June 30, 2019 to 26.3% for the six months ended June 30, 2020, mainly due to the higher cost of revenues for AR advertising services for short videos. We also offered lower price for our AR advertising services, as our customers had been negatively affected by outbreak of the COVID-19. As a result, our gross margin decreased comparing to the same period in 2019.

Our gross margin for AR entertainment services decreased from 93.2% for the six months ended June 30, 2019 to 78.5% for the six months ended June 30, 2020, primarily because we generated less revenue from mobile games and SDK payment channel services which record the revenue on a net basis.

Operating Expenses

For the six months ended June 30, 2020, we incurred approximately RMB 31.7 million (USD 4.5 million) in operating expenses, representing an increase of approximately RMB 8.0 million, or 33.5%, from approximately RMB 23.7 million for the six months ended June 30, 2019, primarily due to significant increases in research and development expenses.

Selling expenses decreased by approximately RMB 0.3 million, or 17.6%, from approximately RMB 1.7 million for the six months ended June 30, 2019 to approximately RMB 1.4 million (USD 0.2 million) for the six months ended June 30, 2020. The decrease was mainly due to a decrease in salary and benefit expenses for our sales team of approximately RMB 0.2 million as we received temporary reduction and exemption of social security due to the COVID-19, as announced by relevant PRC regulatory authorities. The decrease was also attributable to the decrease in related office operation expenses of approximately RMB 0.1 million as we temporarily closed our offices from February to March 2020. Selling expenses accounted for 1.0% and 0.8% of total revenues for the six months ended June 30, 2019 and 2020, respectively.

General and administrative expenses decreased by approximately RMB 4.1 million, or 21.6%, from RMB 19.1 million for the six months ended June 30, 2019 to approximately RMB 15.0 million (USD 2.1 million) for the six months ended June 30, 2020. The decrease was mainly due to a decrease in professional fees, including audit fees and other professional fees of approximately RMB 2.3 million in relation to our initial public offering during the six months ended June 30, 2019, which we did not incur in the same period in 2020, and a decrease in salary and benefit expenses for our general and administrative team of approximately RMB 0.3 million, due to reduced group activities for our employees under COVID-19 outbreak and the temporary reduction and exemption of social security as a result of the COVID-19. The decrease was also attributable to the decrease in related office expenses of approximately RMB 0.2 million as we temporarily closed our offices from February to March 2020 and a decrease of allowance for doubtful accounts of approximately RMB 0.2 million.

Research and development expenses increased by approximately RMB 12.4 million, or 422.3%, from approximately RMB 2.9 million for the six months ended June 30, 2019 to approximately RMB 15.3 million (USD 2.2 million) for the six months ended June 30, 2020. The increase was mainly due to an increase in outsourced technical service expenses of approximately RMB 9.6 million as we continued to focus on developing our technological capabilities in order to maintain our competitive advantage in the AR holographic industry. The increase was also attributable to the increase in salary of approximately RMB 1.7 million as we hired more IT engineers to work on research and development of advanced AR holographic and related projects.

Other income (expenses), net

Total net other expenses were approximately RMB 0.3 million for the six months ended June 30, 2019 compared to other income, net of approximately RMB 2.7 million (USD 0.4 million) for the six months ended June 30, 2020, respectively.

For the six months ended June 30, 2020, we had an investment income of approximately RMB 2.9 million (USD 0.4 million). We invested approximately RMB 136.0 million (USD 19.2 million) in marketable securities and funds with underlying assets in equity and debt. There was no such transaction in the same period of 2019.

Interest income decreased from approximately RMB 0.4 million for the six months ended June 30, 2019 to approximately RMB 0.2 million (USD 27,000) for the six months ended June 30, 2020. The decrease in interest income was due to less time deposit in bank for the six months ended June 30, 2020.

Net finance expenses mainly consist of interest expense. For the six months ended June 30, 2019, interest expense was mainly amortization of debt discount of RMB 2.5 million from our acquisition payable and there was no debt discount in the same period 2020 as we had paid off our acquisition payables in 2019. We incurred interest expense on loans we borrowed from Shanghai Junei Internet Co., of approximately RMB 1.3 million (USD 0.2 million) for the six months ended June 30, 2020.

Provision for income taxes

Our income tax expenses decreased by approximately RMB 3.7 million, or 79.2%, from approximately RMB 4.7 million for the six months ended June 30, 2019 to approximately RMB 1.0 million (USD 0.1 million) for the six months ended June 30, 2020. Current income tax decreased by approximately RMB 4.3 million due to the decreased taxable income.

Net income

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 79.3 million for the six months ended June 30, 2019 to approximately RMB 22.9 million (USD 3.2 million) for the six months ended June 30, 2020.

Basic and diluted earnings per share

Basic earnings per share were RMB 0.21 (USD 0.03) for the six months ended June 30, 2020, compared to RMB 0.79 in the same period of 2019. Diluted earnings per share were RMB 0.20 (USD 0.03), compared to RMB 0.73 in the same period of 2019.

Cash and cash equivalents, short-term investments

As of June 30, 2020, we had cash and cash equivalents as well as short-term investments in an aggregate amount of RMB 253.5 million (USD 35.8 million), compared to RMB 129.0 million as of December 31, 2019.

Unaudited Interim Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended June 30,
	2019	2020	2020
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Revenues	158,481,409	170,835,899	24,131,068
Cost of revenues	(50,446,015)	(118,029,069)	(16,671,950)
Gross profit	108,035,394	52,806,830	7,459,118
Selling expenses	(1,657,185)	(1,366,226)	(192,983)
General and administrative expenses	(19,133,725)	(15,005,708)	(2,119,600)
Research and development expenses	(2,926,207)	(15,283,549)	(2,158,846)
Income from operations	84,318,277	21,151,347	2,987,689
Other (expense) income, net	(326,382)	2,729,160	385,502
Income before provision for income taxes	83,991,895	23,880,507	3,373,191
Provision for income taxes	(4,714,304)	(981,657)	(138,662)
Net income	79,277,591	22,898,850	3,234,529
Other comprehensive income	215,805	1,564,191	220,947
COMPREHENSIVE INCOME	79,493,396	24,463,041	3,455,476
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	109,173,741	109,173,741
Diluted	108,611,133	113,503,095	113,503,095
EARNINGS PER SHARE
Basic	0.79	0.21	0.03
Diluted	0.73	0.20	0.03

Unaudited Interim Consolidated Balance Sheet Data

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Current assets	177,511,440	322,702,351	45,582,648
Other assets	385,987,073	380,032,069	53,680,636
Total assets	563,498,513	702,734,420	99,263,284
Total liabilities	(140,783,496)	(84,083,614)	(11,877,057)
Total shareholders’ equity	422,715,017	618,650,806	87,386,227

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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